Filed Pursuant to Rule 433

Registration No. 333-132911

Callable STock Return Income DEbt Securities® (Callable STRIDES®) to be issued by Merrill Lynch & Co., Inc.

Callable STock Return Income DEbt Securities® (Callable STRIDES®) are senior unsecured debt securities to be issued by Merrill Lynch & Co., Inc. (ML & Co.) that offer current income through fixed coupon payments, subject to ML & Co.’s right to call the Callable STRIDES at a price that provides investors with a predetermined yield-to-call on their investment. Unless called or otherwise redeemed, Callable STRIDES are payable on the maturity date with shares of stock of a particular company (Underlying Shares), providing investors with the opportunity to participate in the potential appreciation of such shares (subject to an effective cap) while bearing one-for-one downside exposure for any price decline.

This fact sheet is intended to provide an overview of Callable STRIDES and does not specify the terms of any specific series of Callable STRIDES. Prior to any decision to invest in a specific series of Callable STRIDES investors should carefully review the related disclosure document which contains a detailed explanation of the terms of the offering as well as the risks, tax treatment and other relevant information about such a series of Callable STRIDES. Additionally, investors should consult their accounting, legal or tax advisors before investing in Callable STRIDES.

COMMON FEATURES	RATIONALE

¡   Linked to the performance of Underlying Shares

¡   Predictable income through quarterly fixed coupon payments, subject to ML & Co.’s option to call the Callable STRIDES at any time after a specified date and at a specified yield-to-call

¡   If not previously called or redeemed, at maturity investors will receive a number of Underlying Shares equal to the then-current share multiplier, plus any accrued but unpaid interest

¡   Offer investors the opportunity to participate in any price appreciation (subject to an effective cap) of the Underlying Shares, up to a yield to call while bearing one-for-one downside exposure for any price decline

¡   Return on the investment is effectively capped at the specified yield-to-call

¡    Terms of approximately 1 to 2 years

¡   No principal protection

¡   Usually issued at an original offering price of $25 per unit

¡   May be listed on a U.S. exchange

HYPOTHETICAL PAYOUT PROFILE

This graph assumes the Callable STRIDES would be called prior to the maturity date if the total annualized yield would otherwise be greater than the specified yield-to-call. If called, the Callable STRIDES would effectively cap investors’ potential return at the specified yield-to-call; it demonstrates the relationship between the performance of the Underlying Shares and the Callable STRIDES on the maturity date.

Investors with a moderately bullish view on the shares of a particular company over 1 to 2 years, and who are willing to forego appreciation above an effective cap in exchange for earning a fixed coupon that can enhance their yield and/or provide a cushion against downside risk, may want to consider Callable STRIDES. Investors must be able to tolerate risk of loss.

ADVANTAGES

¡   Enhanced income: Callable STRIDES provide predictable income in the form of quarterly fixed coupon payments on the principal amount.

¡   Participate in the performance of the Underlying Shares: Unless called or redeemed, at maturity investors will receive a number of Underlying Shares plus any accrued but unpaid interest, offering investors the opportunity to participate in the potential upside appreciation of the stock of a particular company, up to a specified yield-to-call.

¡   Receive a return equal to the yield-to-call if the Callable STRIDES are called: If the Callable STRIDES are called, investors will receive an amount in cash that, together with all other payments made up to and including the call date, provides a specific yield-to-call on the principal amount.

¡   Reduced volatility: The fixed coupon payments on Callable STRIDES can help to offset the impact of decreases in the value of the Underlying Shares.

¡   Complement to a long-term-strategy: Callable STRIDES can be integrated into investors’ overall investment strategy without tying up assets for long periods of time. If investors want to sell the Callable STRIDES prior to maturity, they may be able to do so if a secondary market develops. However, the price paid for the Callable STRIDES in secondary market transactions may be higher or lower than the original purchase price.

¡   Low minimum investment: Generally issued at an initial offering price of $25 per unit.

RISK FACTORS

Factors to consider before investing in Callable STRIDES include:

¡   The investment may result in a loss.

¡   The return may be lower than that of other debt securities of a comparable maturity of ML & Co., and is effectively capped at the specified yield-to-call.

¡   Callable STRIDES may be called at ML & Co.’s option at any time after a specified date.

¡   The return on Callable STRIDES is limited and will not reflect the return on a direct investment in the Underlying Shares.

¡   A trading market for Callable STRIDES is not expected to develop and, if trading does develop, the market price investors may receive or be quoted for Callable STRIDES on a date prior to the maturity of Callable STRIDES will be affected by this and other important factors including the costs of developing, hedging and distributing the Callable

STRIDES. The price paid for the Callable STRIDES in secondary market transactions may be higher or lower than the original purchase price.

¡   Many factors affect the trading value of Callable STRIDES; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

¡   The issuer of the Underlying Shares has no obligations relating to Callable STRIDES, and no diligence is performed with respect to such issuer. Futhermore, holders of Callable STRIDES are not entitled to stockholders rights in the Underlying Shares.

¡   Purchases or sales of the Underlying Shares or securities based on the Underlying Shares by ML & Co. and its affiliates may affect the return.

¡   Potential conflicts of interest between ML & Co. and investors in Callable STRIDES could arise.

¡   Tax consequences of investments in Callable STRIDES are uncertain.

Callable STRIDES are one type of Structured Investment offered by ML & Co. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS	STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

	CATEGORY:	KEY FEATURE:
	Principal Protection	Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.
	Enhanced Income	May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.
	Market Participation	Can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if STRIDES may be right for you.	Enhanced Participation

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

IMPORTANT NOTICE: Merrill Lynch & Co., Inc. (ML & Co.) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before investing, investors should read the prospectus in that registration statement and other documents that ML & Co. has filed with the SEC relating to any offering described in this communication for more complete information about ML & Co. and the offering. Investors may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML & Co., any agent or any dealer participating in the offerings will arrange to send the investors the prospectus and other documents relating to any offering if they so request upon calling toll-free 1-866-500-5408.

STock Return Income DEbt Securities, STRIDES and Total Merrill (design) are registered service marks of Merrill Lynch & Co., Inc. Total Merrill is a service mark of Merrill Lynch & Co., Inc.
© 2008 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.	302636PM-0608